January 20, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Richard Novis, President
Northern Explorations, Ltd.
470 Granville Street, Suite 1120
Vancouver, B.C. V6C 1V5

Re:      Northern Explorations, Ltd.
	Form SB-2, Amendment 4 filed December 8, 2006
	File No. 333-125068

Dear Mr. Novis:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Description of Business, page 11
In General, page 11
1. As we previously requested, please state that you will not enter into a merger or acquisition in the next 12 months, rather than that you do not have "any intention of entering into a merger or acquisition within the next twelve months." In addition, please revise the section so that the statement is no longer in a context which obfuscates whether you are referring to the acquisition of mineral properties for purposes of exploration as part of your present business or whether you are referring to the acquisition of, or merger with, another business, or another entity.
2. Revise to state the status of Phase I, Phase II and Phase III of your exploration in the General section.
3. We note your response to comment 8. We note your disclosure that
"we have not yet commenced the initial phase of exploration on the Cade claim." We also note your statements that you have completed Phase I and Phase II is in progress. Revise to reconcile your statements and update your disclosure to address the status of your mineral exploration activities.


Description, Location and Access, page 13
4. Please revise the first paragraph of this section to describe in detail when it will be necessary for you to use a helicopter to access the Cade claim and when you can access it by a four-wheel drive all terrain vehicle. Please discuss the factors which preclude or limit your use of each.
5. Supplementally respond to each of our six requests in comment number nine of our prior letter. Revise the disclosure as appropriate. We may have further comment.


Geological Report, page 14
6. Revise to describe the results of Phase I of your exploration program.
7. Revise to clarify what cost you have already incurred costs in Phase II of your exploration program.
8. Revise to break out the costs in Phase III of your exploration program.


Plan of Operations, page 17

     Budget - Phase III, page 18
9. Your disclosure must describe all anticipated activities in the
12
months following effectiveness of the registration statement. Please describe phase three of your program in all material respects, even though you do not yet know whether or not the third phase will occur.
Specify the material activities involved and disclose the time frame and cost. Include the cost of upgrades for the road presently used to get to the claim and, also, the cost of a new mine road, as applicable. Disclose the differences which you anticipate between the existing road which you have referenced and the as yet non-existent road which you might build. Explain how you arrived at the cost of the road you might construct. Discuss availability of funds and any financing plans.
10. Please specify the time during the next 12 months at which you will make the determination whether to continue exploration or not.
Please specify your plans if you determine that the results of the initial exploration are not sufficiently positive to enable you to proceed.


Executive Compensation, page 20
11. Revise to update your executive compensation disclosure through
December 31, 2005.


Financial Statements for the period from November 17, 2005
(inception) through March 31, 2005

Report of Independent Registered Public Accounting Firm, F-10
12. We note that your audit report includes both the prior date
(May
5, 2005) as well as a revised date (July 11, 2005). It is not clear whether the accountants intend to dual date or update the report as of September 22, 2005. If the audit report date needs to be updated, reference to prior audit report date (May 5, 2005) should be removed.
If the accountants intend to dual date the report, the extent of responsibility subsequent to the previous audit report date (July 11,
2005) should be disclosed which should include the reference to the applicable footnote to the audited financial statements. Refer to section 530.05 of the Codification of Statements on Auditing Standards. Please advise your accountant to revise their report accordingly.


Note 8 - Revised Financial Statements, F-20
13. It is not clear to us how this note is appropriate. Please explain how your disclosure is meaningful to an investor, or revise to remove.


Other
14. Please provide a currently dated consent with any amendment to the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  	Joseph Emas, Esq.
      By facsimile to (305) 551-1274
      Richard Novis
By facsimile to (604) 713-8018
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Richard Novis, President
Northern Exploration Ltd.
January 20, 2006
Page 4